FORM 8-A

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                PG&E CORPORATION
                   ------------------------------------------
             (Exact name of registrant as specified in its charter)

            California                                  943234914
 --------------------------------             -----------------------------
 (State of incorporation                         (I.R.S. Employer
  or organization)                                Identification No.)

One Market Spear Tower, Suite 2400, San Francisco, CA                94105
-----------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. |_|

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. |_|

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which the Form relates:...........(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered

Rights to Purchase Series A Preferred Stock          New York Exchange
-------------------------------------------   ---------------------------------


                                                     Pacific Exchange
-------------------------------------------   ---------------------------------

-------------------------------------------   ---------------------------------
Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
--------------------------------------------------------------------------------
                                 Title of Class

Item 1.           Description of Registrant's Securities to Be Registered.
-------           --------------------------------------------------------

            On December 20, 2000 the Board of Directors of PG&E Corporation (the "Company") declared a distribution of one Right for each outstanding share of Common Stock, no par value (the "Company Common Stock"), to shareholders of record at the close of business on January 2, 2001 and for each share of Company Common Stock issued by the Company thereafter and prior to the Distribution Date. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Preferred Stock, par value $100 per share (the "Preferred Stock"), at a Purchase Price of $95 per Unit, subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company, or by wire transfer of immediately available funds to the account of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agreement").

            Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of Company Common Stock, and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after January 2, 2001 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

            The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement, unless earlier redeemed by the Company as described below.

            As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

            In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a Person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an

Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% by means of a reverse stock split or recapitalization (each such event being a "Section 11(a)(iii) Event"), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

            In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger (other than a merger described in the preceding paragraph) or other business combination transaction and the Company is not the surviving corporation, (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

            The Purchase Price payable and the number of Units of Preferred Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

            At any time prior to the earlier of (i) ten business days following the Stock Acquisition Date or (ii) the Final Expiration Date, a majority of the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable, at the election of such majority of the Company's Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The Board of Directors, at its option, may exchange each Right for
(i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a Section 11(a)(iii) Event and the Purchase Price divided by (y) the market price per Unit of Preferred Stock upon the Section 11(a)(iii) Event.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

            The Rights Agreement may be amended in any way by the Board at any time prior to the Distribution Date. After the Distribution Date, the Company may supplement or amend the Rights Agreement without the approval of Rights holders in order (a) to cure any ambiguity, (b) to correct or supplement any defective or inconsistent provision, (c) to shorten or lengthen any time period as permitted by the Rights Agreement or (d) to change or supplement the Rights Agreement in any manner which shall not adversely affect the interests of Rights holders.

            A total of 5,000,000 shares of Preferred Stock will be reserved for issuance upon exercise of the Rights. The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

            Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Company Common Stock.

            In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per Unit and the per share amount paid in respect of a share of Company Common Stock.

            Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six consecutive fiscal quarters.

            In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

            The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

            Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

            The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors because the Rights may be redeemed by the Board, at its option, at a nominal price of $.01 per Right at any time on or prior to the tenth day after a public announcement made by either the Company or by the acquiring person or group that such person or group has acquired beneficial ownership of 15% or more of the Company's common stock. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

            The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as Exhibit 4 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 4.

Item 2.     Exhibits.

            1. Form of Rights Agreement, dated as of December 22, 2000, between PG&E Corporation and Mellon Investor Services LLC, which includes the Form of Rights Certificate as Exhibit A, the Summary of Rights to Purchase Preferred Stock as Exhibit B, and the Form of Certificate of Designation of Preferences for the Preferred Stock as Exhibit C. Pursuant to the Rights Agreement, the Rights Certificates will not be mailed until the close of business or the earlier to occur of (i) a public announcement made by either the Company or by the acquiring person or group that such person or group has acquired beneficial ownership of 15% or more of the Company's common stock or (ii) the tenth business day after the date that a tender offer or exchange offer by any person for 15% or more of the shares of the Company's Common Stock then outstanding is first disseminated to shareholders.

                                  SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          PG&E CORPORATION



                                          By /s/ Bruce R. Worthington
                                             ------------------------------
                                              Bruce R. Worthington
                                              Senior Vice President
                                                 and General Counsel

Dated: December 22, 2000

                                EXHIBIT INDEX



Exhibit
No.                 Description
---                 -----------
4                   Form of Rights Agreement dated as of
                    December 22, 2000 between PG&E Corporation and Mellon
                    Investor Services LLC, which includes the Form of Rights
                    Certificate as Exhibit A, the Summary of Rights to Purchase
                    Preferred Stock as Exhibit B, and the Form of Certificate of
                    Determination of Preferences for the Preferred Stock as Exhibit C

                                  EXHIBIT 4



                           Form of Rights Agreement